UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 19, 2010 (May 18, 2010)

ASSOCIATED ESTATES REALTY CORPORATION
(Exact name of registrant as specified in its charter)

Commission File Number 1-12486

Ohio	34-1747603
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

1 AEC PARKWAY, RICHMOND HEIGHTS, OHIO 44143-1467
(Address of principal executive offices)

(216) 261-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.01 Completion of Acquisition or Disposition of Assets.

During the nine months ended September 30, 2010, Associated Estates Realty Corporation (the "Company"), acquired the following two properties in unrelated transactions. The aggregate purchase price of these properties exceeded 10% of the Company's total assets as of December 31, 2009. None of the properties were acquired from a related party.

Riverside Station: A 304-unit apartment community located in Woodbridge, Virginia, acquired on May 18, 2010. This property was purchased from an entity controlled by Principal Real Estate Investors, LLC for approximately $54 million in cash, a portion of which was funded with proceeds of the public sale of 9,200,000 common shares on May 12, 2010.

The Ashborough: A 504-unit apartment community located in Ashburn, Virginia, acquired on September 15, 2010. This property was purchased from The Northwestern Mutual Life Insurance Company for approximately $90 million in cash, which was funded primarily from borrowings on the Company's unsecured revolving credit facility.

On September 21, 2010, the Company filed a Current Report on Form 8-K disclosing that, with the acquisition of The Ashborough on September 15, 2010, the aggregate purchase price of properties acquired exceeded 10% of the Company's total assets as of December 31, 2009. The Company hereby amends the Form 8-K filed on September 21, 2010 to provide the financial statements of Riverside Station and The Ashborough as required by the Securities and Exchange Commission Rule 3-14 of Regulation S-X and the pro forma information of the Company as required by Article 11 of Regulation S-X.

In addition, on October 12, 2010, the Company acquired San Raphael Apartments, a 222-unit apartment community located in Dallas, Texas, in an unrelated transaction for a purchase price of approximately $21 million in cash. The combined purchase price of Riverside Station and The Ashborough represents 87% of the total purchase price of all properties acquired to date in 2010.

ITEM 9.01 Financial Statements and Exhibits.

(a)   Financial Statements of Real Estate Operations Acquired

Report of Independent Accountants
Statements of Revenue and Certain Operating Expenses

(b)   Proforma Financial Information

Proforma Consolidated Statement of Operations for the year ended December 31, 2009
Proforma Consolidated Statement of Operations for the nine months ended September 30, 2010

(c)   Exhibits

23.1 Consent of PricewaterhouseCoopers, LLC.

Report of Independent Accountants

To the Board of Directors and Shareholders of Associated Estates Realty Corporation:

We have audited the accompanying statement of revenue and certain operating expenses of the property known as Riverside Station (the "Property") for the year ended December 31, 2009. The statement of revenue and certain operating expenses is the responsibility of the Property's management. Our responsibility is to express an opinion on the statement of revenue and certain operating expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue and certain operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenue and certain operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenue and certain operating expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenue and certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Form 8-K of Associated Estates Realty Corporation) as described in Note 1 to the statement of revenue and certain operating expenses and is not intended to be a complete presentation of the Property's revenues and expenses.

In our opinion, the statement of revenue and certain operating expenses of the Property presents fairly, in all material respects, the revenue and certain operating expenses described in Note 1 to the statement of revenue and certain operating expenses of the Property for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States.

/s/ PricewaterhouseCoopers, LLC

August 13, 2010

RIVERSIDE STATION
STATEMENTS OF REVENUE AND CERTAIN OPERATING EXPENSES

(In thousands)	(Unaudited) Three Months Ended March 31, 2010		Year Ended December 31, 2009	
Revenue				
Property revenue	$	1,334	$	5,126
Certain operating expenses				
Operating and maintenance		286		1,156
Real estate taxes and insurance		90		956
Total certain operating expenses		376		2,112
Revenue in excess of certain operating expenses	$	958	$	3,014

See Notes to Statements of Revenue and Certain Operating Expenses.

RIVERSIDE STATION
NOTES TO STATEMENTS OF REVENUE AND CERTAIN OPERATING EXPENSES

1.   BASIS OF PRESENTATION

On May 18, 2010, Associated Estates Realty Corporation (the "Company") acquired through a wholly owned subsidiary, Riverside Station, a 304-unit apartment community located in Woodbridge, Virginia. The property was purchased from an entity controlled by Principal Real Estate Investors, LLC, an unrelated third party.

The statements of revenue and certain operating expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for the acquisition of real estate properties, including Rule 3-14 of Regulation S-X. Accordingly, certain expenses such as depreciation and amortization, interest, management fees, and other corporate expenses are not included in the statements of revenue and certain operating expenses because they are not directly related to the proposed future operations of the property. Therefore, the amounts reported in the accompanying statements may not be comparable to the results of operations reported for the future operations of the property. Except as noted above, the Company is not aware of any material factors during the year ended December 31, 2009, or the three months ended March 31, 2010, that would cause the reported financial information not to be indicative of future operating results.

The accompanying interim statement of revenues and certain expenses for the three months ended March 31, 2010, is unaudited. In the opinion of management, all adjustments, consisting only of normal and recurring adjustments considered necessary for a fair statement, have been included. The reported results are not necessarily indicative of the results that may be expected for the full year.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: Apartment units are generally leased with terms of one year or less. Rent payments are due at the beginning of each month and rental revenue is recognized at that time.

Capitalization: Significant improvements and replacements are capitalized. Repairs and maintenance costs are charged to expense as incurred.

Advertising: Advertising costs are expensed as incurred.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of revenue and certain expenses during the reporting period. Actual results could differ from these estimates.

Report of Independent Accountants

To the Board of Directors and Shareholders of Associated Estates Realty Corporation:

We have audited the accompanying statement of revenue and certain operating expenses of the property known as The Ashborough (the "Property") for the year ended December 31, 2009. The statement of revenue and certain operating expenses is the responsibility of the Property's management. Our responsibility is to express an opinion on the statement of revenue and certain operating expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue and certain operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenue and certain operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenue and certain operating expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenue and certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Form 8-K of Associated Estates Realty Corporation) as described in Note 1 to the statement of revenue and certain operating expenses and is not intended to be a complete presentation of the Property's revenues and expenses.

In our opinion, the statement of revenue and certain operating expenses of the Property presents fairly, in all material respects, the revenue and certain operating expenses described in Note 1 to the statement of revenue and certain operating expenses of the Property for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States.

/s/ PricewaterhouseCoopers, LLC

November 18, 2010

THE ASHBOROUGH
STATEMENTS OF REVENUE AND CERTAIN OPERATING EXPENSES

(In thousands)	(Unaudited) Six Months Ended June 30, 2010		Year Ended December 31, 2009	
Revenue				
Property revenue	$	3,807	$	7,524
Certain operating expenses				
Operating and maintenance		820		1,763
Real estate taxes and insurance		514		1,002
Total certain operating expenses		1,334		2,765
Revenue in excess of certain operating expenses	$	2,473	$	4,759

See Notes to Statements of Revenue and Certain Operating Expenses.

THE ASHBOROUGH
NOTES TO STATEMENTS OF REVENUE AND CERTAIN OPERATING EXPENSES

1.   BASIS OF PRESENTATION

On September 15, 2010, Associated Estates Realty Corporation (the "Company") acquired through a wholly owned subsidiary, The Ashborough, a 504-unit apartment community located in Ashburn, Virginia. The property was purchased from The Northwestern Life Insurance Company, an unrelated third party.

The statements of revenue and certain operating expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for the acquisition of real estate properties, including Rule 3-14 of Regulation S-X. Accordingly, certain expenses such as depreciation and amortization, interest, management fees, and other corporate expenses are not included in the statements of revenue and certain operating expenses because they are not directly related to the proposed future operations of the property. Therefore, the amounts reported in the accompanying statements may not be comparable to the results of operations reported for the future operations of the property. Except as noted above, the Company is not aware of any material factors during the year ended December 31, 2009, or the six months ended June 30, 2010, that would cause the reported financial information not to be indicative of future operating results.

The accompanying interim statement of revenues and certain expenses for the six months ended June 30, 2010, is unaudited. In the opinion of management, all adjustments, consisting only of normal and recurring adjustments considered necessary for a fair statement, have been included. The reported results are not necessarily indicative of the results that may be expected for the full year.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: Apartment units are generally leased with terms of one year or less. Rent payments are due at the beginning of each month and rental revenue is recognized at that time.

Capitalization: Significant improvements and replacements are capitalized. Repairs and maintenance costs are charged to expense as incurred.

Advertising: Advertising costs are expensed as incurred.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of revenue and certain expenses during the reporting period. Actual results could differ from these estimates.

ASSOCIATED ESTATES REALTY CORPORATION
UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2009 of the Company is presented as if Riverside Station and The Ashborough had been acquired on January 1, 2009. This Pro Forma Consolidated Statement of Operations is not necessarily indicative of what the Company's actual results of operations would have been had the acquisitions been consummated on January 1, 2009, nor does it purport to represent the future results of operations of the Company.

The following unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2010 of the Company is presented as if Riverside Station and The Ashborough had been acquired on January 1, 2009. This Pro Forma Consolidated Statement of Operations is not necessarily indicative of what the Company's actual results of operations would have been had the acquisition been consummated on January 1, 2009, nor does it purport to represent the future results of operations of the Company.

This unaudited pro forma consolidated information should be read in conjunction with the historical financial information and notes thereto contained in the Company's Annual Report on Form10-K for the year ended December 31, 2009 and the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 2010.

ASSOCIATED ESTATES REALTY CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009
(UNAUDITED)

(In thousands, except per share amounts)	Historical Amounts (A)	Riverside Station (B)	The Ashborough (C)	Pro Forma Adjustments		Pro Forma Amounts
Revenue						
Property revenue	$ 127,972	$ 5,126	$ 7,524			$ 140,622
Management and service company revenue:						
Fees, reimbursements and other	1,287					1,287
Construction and other services	1,160					1,160
Total revenue	130,419	5,126	7,524			143,069
Expenses						
Property operating and maintenance	54,802	2,112	2,765			59,679
Depreciation and amortization	34,937			9,031	(D)	43,968
Direct property management and service company expense	1,107					1,107
Construction and other services	1,745					1,745
General and administrative	14,024					14,024
Total expenses	106,615	2,112	2,765	9,031		120,523
Operating income	23,804	3,014	4,759	(9,031)		22,546
Interest income	46					46
Interest expense	(34,220)			(1,401)	(E)	(35,621)
(Loss) income before gain on insurance recoveries	(10,370)	3,014	4,759	(10,432)		(13,029)
Gain on insurance recoveries	665					665
(Loss) income from continuing operations	(9,705)	3,014	4,759	(10,432)		(12,364)
Net income attributable to noncontrolling redeemable interest	(53)					(53)
(Loss) income from continuing operations attributable to AERC	(9,758)	3,014	4,759	(10,432)		(12,417)
Preferred share dividends	(4,199)					(4,199)
(Loss) income from continuing operations applicable to common shares	$ (13,957)	$ 3,014	$ 4,759	$ (10,432)		$ (16,616)
Earnings per common share - basic and diluted:						
(Loss) income from continuing operations applicable to common shares	$ (0.85)					$ (1.01)
Weighted average shares outstanding - basic and diluted	16,516					16,516

See Notes to Pro Forma Consolidated Statements of Operations.

ASSOCIATED ESTATES REALTY CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2010
(UNAUDITED)

(In thousands, except per share amounts)	Historical 2010 (F)	Riverside Station (G)	The Ashborough (H)	Pro Forma Adjustments		Pro Forma Amounts
Revenue						
Property revenue	$ 98,963	$ 2,045	$ 5,427			$ 106,435
Management and service company revenue:						
Fees, reimbursements and other	715					715
Construction and other services	8,448					8,448
Total revenue	108,126	2,045	5,427			115,598
Expenses						
Property operating and maintenance	43,120	576	1,902			45,598
Depreciation and amortization	27,716			2,604	(D)	30,320
Direct property management and service company expense	602					602
Construction and other services	8,685					8,685
General and administrative	10,957					10,957
Costs associated with acquisitions	429			(429)	(I)	-
Total expenses	91,509	576	1,902	2,175		96,162
Operating income	16,617	1,469	3,525	(2,175)		19,436
Interest income	27					27
Interest expense	(23,882)			(1,048)	(E)	(24,930)
Net (loss) income	(7,238)	1,469	3,525	(3,223)		(5,467)
Net income attributable to noncontrolling redeemable interest	(39)					(39)
Net (loss) income attributable to AERC	(7,277)	1,469	3,525	(3,223)		(5,506)
Preferred share dividends	(2,030)					(2,030)
Preferred share redemption costs	(993)					(993)
Net (loss) income applicable to common shares	$ (10,300)	$ 1,469	$ 3,525	$ (3,223)		$ (8,529)
Earnings per common share - basic and diluted:						
Net (loss) income applicable to common shares	$ (0.38)					$ (0.32)
Weighted average shares outstanding - basic and diluted	26,846					26,846

See Notes to Pro Forma Consolidated Statements of Operations.

ASSOCIATED ESTATES REALTY CORPORATION
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

A. Represents historical income from continuing operations included in the consolidated income statement of the Company for the year ended December 31, 2009, as contained in the consolidated financial statements filed in the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

B. Represents the historical revenue and certain expenses of Riverside Station for the year ended December 31, 2009.

C. Represents the historical revenue and certain expenses of The Ashborough for the year ended December 31, 2009.

D. Represents depreciation and amortization attributable as follows:

Riverside Station

(Dollars in thousands)	Estimated useful life	Year ended December 31, 2009	January 1, 2010 through May 18, 2010
Buildings and improvements	28.6 years [(1)]	$ 1,739	$ 664
Furniture and fixtures	5 years	87	33
Intangible assets	1.1 years [(1)]	1,535	170
Total		$ 3,361	$ 867

The Ashborough

(Dollars in thousands)	Estimated useful life	Year ended December 31, 2009	January 1, 2010 through September 15, 2010
Buildings and improvements	29.5 years [(1)]	$ 2,246	$ 1,591
Furniture and fixtures	5 years	207	146
Intangible assets	1 year	3,217	-
Total		$ 5,670	$ 1,737

(1) Represents weighted average estimated useful life.

E. Represents interest expense on borrowings on the Company's unsecured revolving credit facility used to acquire The Ashborough as if it had been acquired on January 1, 2009. Borrowings on the unsecured revolving credit facility accrue interest at a variable rate. A variance in interest rate of 1/8% on this facility would have an impact of $109,000 on (loss) income from continuing operations attributable to AERC for the year ended December 31, 2009, and an impact of $81,000 on net (loss) income applicable to common shares for the nine months ended September 30, 2010.

F. Represents historical (loss) income applicable to common shares included in the consolidated income statement of the Company for the nine months ended September 30, 2010, as filed in the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 2010.

G. Represents the historical revenue and certain expenses of Riverside Station from January 1, 2010 through May 18, 2010.

H. Represents the historical revenue and certain expenses of The Ashborough from January 1, 2010 through September 15, 2010.

I. Represents the direct, incremental costs related to properties acquired during 2010 that had been included in the historical consolidated income statement of the Company for the nine months ended September 30, 2010. Such costs are excluded from the pro forma amounts because they will not have a continuing impact.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED ESTATES REALTY CORPORATION

November 19, 2010	/s/ Lou Fatica
(Date)	Lou Fatica, Vice President
	Chief Financial Officer and Treasurer